OVERSUBSCRIPTION AGREEMENT

THIS AGREEMENT (the “Agreement”) has been entered into as of February 10, 2008, by and between:

CATALYST PAPER CORPORATION, a corporation governed under the laws of Canada

(“Catalyst”)

- and -

THIRD AVENUE TRUST, a Delaware business trust on behalf of THIRD AVENUE INTERNATIONAL VALUE FUND, a registered investment company under the U.S. Investment Company Act of 1940, as amended

(“TAVIX”).

WHEREAS, Catalyst or an affiliate of Catalyst is contemporaneously entering into the Snowflake Purchase Agreement to acquire certain newsprint assets located in the State of Arizona and the issued and outstanding shares of capital stock of The Apache Railway Company (the “Snowflake Acquisition”) from Abitibi Consolidated Sales Corporation;

AND WHEREAS, Catalyst proposes to effect an offering of transferable rights (“Rights”) to acquire subscription receipts of Catalyst (“Subscription Receipts”), each Subscription Receipt being convertible into one common share of Catalyst (“Common Shares”) upon the closing of the Snowflake Acquisition, to the holders of record of its Common Shares pursuant to a short form prospectus to raise proceeds of not less than $125,000,000 and not greater than $126,000,000 (the “Offering Amount”) to be used to fund a portion of the purchase price for the Snowflake Acquisition (the “Rights Offering”);

AND WHEREAS, BMO Nesbitt Burns Inc. and Genuity Capital Markets (together, the “Standby Purchasers”) have entered into a standby purchase agreement of even date herewith (the “Standby Purchase Agreement”) pursuant to which the Standby Purchasers have severally (and not jointly and severally) agreed to purchase up to an aggregate of 50% of the Offering Amount of Subscription Receipts that are not otherwise purchased under the Rights Offering (whether by other shareholders or by TAVIX pursuant to the terms and conditions set forth in this Agreement);

AND WHEREAS, TAVIX is prepared to agree to exercise its Basic Subscription Privilege and its Additional Subscription Privilege to subscribe for up to an aggregate of 50% of the Offering Amount of Subscription Receipts under the Rights Offering pursuant to, and subject to the limitations contained in, this oversubscription agreement (this “Agreement”);

NOW THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties hereto have agreed as set forth below.

ARTICLE 1

INTERPRETATION

1.1
Definitions.  In this Agreement, unless something in the subject matter is inconsistent therewith, terms used as defined terms herein shall have the respective meanings ascribed thereto in the preamble or recital clauses of this Agreement, or in Section 1.1 or elsewhere in Standby Purchase Agreement, a complete copy of which is annexed hereto.

1.2
Headings, etc.  The division of this Agreement into articles, sections, paragraphs and clauses and the provision of headings are for the convenience of reference only and shall not affect the construction or interpretation of this Agreement. The terms “this Agreement”, “hereof”, “hereunder” and similar expressions refer to this Agreement as a whole and not to any particular article, section, paragraph, clause or other portion hereof and include any agreement or instrument supplemental or ancillary hereto. Unless something in the subject matter or context is inconsistent therewith, references herein to articles, sections, paragraphs or clauses are to articles, sections, paragraphs or clauses of this Agreement.

1.3
Plurality and Gender.  Words importing the singular number only shall include the plural and vice versa, words importing the masculine gender shall include the feminine and neuter genders and vice versa and the words importing persons shall include individuals, partnerships, trusts, corporations, governments and governmental authorities and vice versa.

1.4	Currency. Unless otherwise specifically stated, all references to dollars and cents in this Agreement are to the lawful currency of Canada.

1.5
Governing Law.  This Agreement shall be governed by, interpreted and enforced in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.  Each party hereby unconditionally and irrevocably submits to the non-exclusive jurisdiction of the courts of the Province of Ontario and to the non-exclusive jurisdiction of the Federal and State courts situated in New York County, New York, in respect of all matters arising out of this Agreement.

1.6
Severability.  If any provision of this Agreement is determined to be invalid or unenforceable in whole or in part, such invalidity or unenforceability shall attach only to such provision or part thereof and the remaining part of such provision and all other provisions hereof shall continue in full force and effect. The parties hereto agree to negotiate in good faith a substitute provision which shall be as close as possible to the intention of any invalid or unenforceable provision as may be valid or enforceable. The invalidity or unenforceability of any provision in any particular jurisdiction shall not affect its validity or enforceability in any other jurisdiction where it is valid or enforceable.

1.7
Statutes.  Any reference to a statute, act or law shall include and shall be deemed to be a reference to such statute, act or law and to the regulations, instruments and policies made pursuant thereto, with all amendments made thereto and in force from time to time, and to any statute, act or law that may be passed which has the effect of supplementing or superseding such statute, act or law so referred to.

ARTICLE 2

OVERSUBSCRIPTION COMMITMENT

2.1
Conduct of Rights Offering.  Subject to and in accordance with the terms hereof, Catalyst intends to offer, in accordance with Securities Laws, the Rights, the Subscription Receipts issuable upon the exercise of the Rights and the Common Shares underlying the Subscription Receipts pursuant to the Prospectus to Persons that are the holders of record of Common Shares in the Qualifying Jurisdictions.

2.2
Oversubscription Commitment; Catalyst’s Information.  Subject to and in accordance with the limitation set out in this Section 2.2 and the other terms hereof, if Catalyst proceeds with the Rights Offering, TAVIX agrees to fully exercise its Basic Subscription Privilege prior to the Last Day (as defined below) to subscribe for and purchase its pro rata share of the Subscription Receipts, and to exercise its Additional Subscription Privilege to subscribe for an additional number of Subscription Receipts that are not otherwise subscribed for in the Rights Offering by holders of Rights prior to the Expiry Time, at the Exercise Price, up to but in no event exceeding such number of Subscription Receipts as have an aggregate purchase price of $62,500,000, subject to adjustment as described herein.   For purposes of clarification, TAVIX will not oversubscribe for Subscription Receipts in an amount which, when combined with Subscription Receipts acquired by TAVIX pursuant to exercise of its Basic Subscription Privilege, together with the aggregate amount of Subscription Receipts subscribed for by Other TAM Clients (as defined below) through their respective exercise of their separate Basic Subscription Privilege and Additional Subscription Privilege, would cause the total subscriptions by TAVIX and such Other TAM Clients to exceed $62,500,000, or fifty percent (50%) of the Rights Offering, whichever is less.

From time to time during the Rights Offering at the request by or on behalf of TAVIX, and by 10:00 a.m., Toronto time, on the final Business Day during the term of the Rights Offering on which subscriptions and payment may be effected by holders of Rights (the “Last Day”), Catalyst will obtain from the depositary for the Rights Offering, and promptly shall provide to TAVIX, in writing, true and complete information regarding the then-current tally of subscriptions by Rights holders for Subscription Receipts of Catalyst.  In the event that the lesser of the final  Offering Amount and $125,000,000 exceeds the aggregate dollar value of all subscriptions (including oversubscriptions other than that of TAVIX provided for herein) received by Catalyst’s depositary as notified by the depositary on the Last Day (such difference herein called the “Shortfall”) , TAVIX will validly exercise its Additional Subscription Privilege and subscribe for an additional amount of Subscription Receipts which, subject to adjustment as provided herein, when added to its basic subscription for its pro rata share of the Rights Offering, will cause the aggregate subscription by TAVIX to equal the lesser of $62,500,000 and the sum of its basic subscription for its pro rata share and such Shortfall.

Notwithstanding anything to the contrary contained herein or to be inferred herefrom, the aggregate value of additional Subscription Receipts for which TAVIX shall be required to subscribe under the circumstances described in the preceding paragraph will be reduced by crediting against the oversubscription obligation of TAVIX the aggregate dollar value of all other subscriptions for Subscription Receipts (pursuant to the Basic Subscription Privilege and the Additional Subscription Privilege) tendered by other shareholders of Catalyst for which Third Avenue Management LLC (“TAM”) acts as the investment adviser (such other clients of TAM are referred to herein as “Other TAM Clients”).  Attached hereto as Annex A, and made a part of this Agreement, is a detailed example of how the parties intend and agree that this Section 2.2 is intended to operate under various circumstances.  TAVIX agrees to deliver to Catalyst by 10:00 a.m. (Vancouver time) on the Last Day a certificate setting forth by account number the dollar value of the subscriptions for Subscription Rights tendered by Other TAM Clients, which certificate will be used to calculate TAVIX’s oversubscription obligation under this Section 2.2.

2.3	Price Determination. The Exercise Price shall be calculated and determined in accordance with the terms of Section 2.3 of the Standby Purchase Agreement.

2.4	Timing of Rights Offering. Catalyst shall effect the Rights Offering in accordance with the terms and timing requirements set forth in Section 2.4 of the Standby Purchase Agreement.

2.5
United States Filings.  Catalyst shall effect the United States Filings with respect to the Rights Offering in accordance with the terms and timing requirements set forth in Section 2.5 of the Standby Purchase Agreement.  Catalyst and TAVIX shall enter into a registration rights agreement having the principal terms and conditions set forth in Annex B with respect to the Common Shares underlying any Subscription Receipts purchased by TAVIX hereunder.   Simultaneously with, or as soon as is practicable following execution of this Agreement, Catalyst and TAVIX shall effect any filings necessary or appropriate for the consummation of the transactions contemplated hereby including, without limitation, filing Notification and Report forms required to be filed with the Antitrust Division of the United States Department of Justice and the Premerger Notification Office of the United States Federal Trade Commission under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”).   All costs and fees, including filing fees, reasonable legal fees and related disbursements, incurred by or on behalf of either party in connection with any such filings, including any filings made under the HSR Act, shall be borne by Catalyst.

2.6
Payment for Subscription Receipts.  TAVIX shall pay  the aggregate purchase price that is payable for the Subscription Receipts to be purchased by it hereunder (both its pro rata portion and the amount for which it oversubscribes) prior to the Expiry Time in accordance with the terms of the Rights Offering.

2.7	Omitted.

2.8	Omitted.

ARTICLE 3

COVENANTS OF CATALYST

3.1
Subject to and in accordance with the terms hereof, Catalyst undertakes and agrees with and in favour of TAVIX to discharge each and all of its covenants set forth in Article 3 of the Standby Purchase Agreement as if fully set forth herein, mutatis mutandis; provided that Catalyst shall not owe to TAVIX independent obligations arising under any of subsections 3.1(l), 3.1(m), 3.1(n) or 3.1(p) of the Standby Purchase Agreement, the parties agreeing that such obligations arise between Catalyst and the Standby Purchasers and are for the benefit of the latter.

ARTICLE 4

CHANGES

4.1
Material Change During Distribution. Catalyst shall notify TAVIX in writing if any of the circumstances described or contemplated in subsections 4.1(a) through 4.1(c) of the Standby Purchase Agreement shall occur or arise during the period from the date of this Agreement to the earlier of the completion of the distribution by the Standby Purchasers of the Standby Subscription Receipts and the underlying Common Shares (as notified by the Standby Purchasers pursuant to Section 4.4 of the Standby Purchase Agreement) and ninety (90) days after the Closing Date (the “Qualification Period”).

Catalyst shall promptly, and in any event within any applicable time limitation, comply, to the reasonable satisfaction of TAVIX, with all applicable filings and other requirements under the Securities Laws as a result of such fact or change. However, Catalyst shall not file any Prospectus Amendment or other document without first obtaining approval from TAVIX, after consultation with TAVIX with respect to the form and content thereof, which approval by TAVIX will not be unreasonably withheld or delayed; provided, however, that in the event that the Standby Purchasers agree to any such Prospectus Amendment or other document, TAVIX shall withhold its consent only if such changed circumstances pose a material risk to TAVIX different from the consequences to the Standby Purchasers of such change.  Catalyst shall in good faith discuss with TAVIX any fact or change in circumstances (actual, anticipated, contemplated or threatened, financial or otherwise) which is of such a nature that there is reasonable doubt whether written notice need be given under this Section 4.1.

4.2	Omitted.

4.3	Omitted.

4.4	Omitted.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF CATALYST

5.1
Representations and Warranties; Covenants.  Catalyst hereby affirms directly to TAVIX each of the representations and warranties that Catalyst made or is deemed to have made to the Standby Purchasers pursuant to Section 5.1 of the Standby Purchase Agreement, mutatis mutandis.  To the extent that certain of the representations and warranties made by Catalyst pursuant to Section 5.1 of the Standby Purchase Agreement constitute covenants, Catalyst hereby covenants to TAVIX to satisfy and discharge the same in accordance the terms thereof as if such covenants were made directly to TAVIX herein.  In addition, Catalyst hereby agrees that if, as a result of the Rights Offering or at any time thereafter, Catalyst is deemed to be a “controlled foreign corporation” for U.S. tax purposes, Catalyst shall cooperate (at its own expense) with TAVIX and TAM and provide such additional financial reporting and information, on a timely basis and in such form, as may be required to enable TAVIX to satisfy its obligations under U.S. tax law relating to its interest in Catalyst.

5.2
Survival.  All representations, warranties and covenants of Catalyst contained herein or contained in any document delivered pursuant to this Agreement or in connection with the Rights Offering herein contemplated, shall survive the completion of the purchase of Securities by TAVIX and shall continue in full force and effect notwithstanding any investigation, inquiry or other steps which may be taken by or on behalf of the TAVIX.

ARTICLE 6

REPRESENTATIONS AND WARRANTIES OF TAVIX

6.1	Representations. Third Avenue Trust, on behalf of TAVIX, hereby represents and warrants to Catalyst, solely with respect to itself or TAVIX, that:

(a)
Third Avenue Trust is a Delaware Business Trust and that it has the power to enter into and perform its obligations under this Agreement on behalf of TAVIX, a registered investment company under the Investment Company Act of 1940, as amended.

(b)	The execution, delivery and performance by such TAVIX of this Agreement:

(i)	has been duly authorized by all necessary action on its part;

(ii)
does not (or would not with the giving of notice, the lapse of time or the happening of any other event or condition) result in a breach or a violation of, or conflict with, any of the terms or provisions of which it is a party or pursuant to which any of its assets or property may be affected; and

(iii)	will not result in the violation of any applicable Law.

(c)
This Agreement has been duly executed and delivered by or on behalf of TAVIX and, assuming due execution by Catalyst, constitutes a legal, valid and binding obligation of TAVIX, enforceable against it in accordance with its terms, subject only to (i) any limitation under applicable Laws relating to bankruptcy, insolvency, arrangement or other laws of general application affecting the enforcement of creditors’ rights, and (ii) the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

(d)
No consent, approval, order or authorization of, or declaration with, any Governmental Entity is required by or with respect to TAVIX or any of its affiliates in connection with the execution and delivery of this Agreement or the consummation of the transactions by TAVIX contemplated hereby, other than consents, approvals, or authorizations that may be required by any Securities Commissions.

(e)
TAVIX has, and on the Closing Date will have (regardless of the number of Rights that are exercised by the holders of Rights prior to the Expiry Time) sufficient funds to make and complete the payment for the Oversubscription  Receipts in the amount set out in Section 2.2 and the availability of such funds is not and will not be subject to the consent, approval or authorization of any other Person(s), and TAVIX acknowledges that it may, if required by the Securities Commissions, in conjunction with Catalyst, be required in accordance with Section 6.1 of National Instrument 45-101 — Rights Offerings, to deliver evidence of the foregoing to the Securities Commissions at or prior to the time of filing of the Preliminary Prospectus with the Securities Commissions.

6.2
Survival.  All representations and warranties of TAVIX contained herein or contained in any document delivered pursuant to this Agreement or in connection with the Rights Offering herein contemplated, shall survive the completion of the purchase of Securities by TAVIX and shall continue in full force and effect notwithstanding any investigation, inquiry or other steps which may be taken by or on behalf of Catalyst.

ARTICLE 7

CLOSING AND CONDITIONS

7.1	The closing of the purchase by TAVIX of the Securities shall be completed in accordance with the terms and conditions of the Rights Offering.

7.2	The obligation of TAVIX to subscribe for Subscription Receipts hereunder is subject to the following conditions being satisfied in full at the time such subscription is required under Section 2.2:

(a)
Catalyst shall have entered into the Snowflake Purchase Agreement in the form provided to TAVIX, which agreement shall remain in full force and effect, unamended, as at the Closing Time (except for non-material amendments or amendments made with the consent of TAVIX, such consent not to be unreasonably withheld);

(b)
The Standby Purchasers shall have entered into the Standby Purchase Agreement  in the form provided to TAVIX, which agreement shall remain in full force and effect, unamended, as at the Closing Time (except for non-material amendments or amendments made with the consent of TAVIX, such consent not to be unreasonably withheld) and the Standby Purchasers shall remain contractually obligated and financially able to purchase and fully pay for any Subscription Receipts required to be purchased by the Standby Purchasers under the Standby Purchase Agreement;

(c)
there shall not be any claims, litigation, investigations or proceedings, including appeals and applications for review, in progress, or to the knowledge of Catalyst, pending, commenced or threatened, including, without limitation before any Governmental Entity, that would reasonably be expected, if determined adverse to Catalyst, to have a material adverse effect on the power or ability of Catalyst to consummate the Rights Offering;

(d)
Catalyst will have made and/or obtained all necessary filings, approvals, orders, rulings and consents of all relevant securities regulatory authorities and other governmental and regulatory bodies required in connection with the Rights Offering and the purchase of Standby Subscription Receipts by the Standby Purchasers as contemplated by the Standby Purchase Agreement;

(e)	the Rights being listed on the TSX; and

(f)
the TSX having conditionally approved the listing of the Standby Subscription Receipts and the Common Shares underlying the Standby Subscription Receipts, subject to the filing of customary documents with the TSX.

7.3	Catalyst agrees it will use its reasonable commercial efforts to cause the conditions set out in Section 7.2 to be fulfilled or complied with on or before the Closing Date.

ARTICLE 8

CONFIDENTIALITY AND PUBLIC ANNOUNCEMENT

8.1
Confidentiality.  Neither of the parties hereto shall, without the prior consent of the other party, disclose the terms of this Agreement, except that such disclosure may be made:  (i) by Catalyst to the extent necessary in connection with the entering into of the Snowflake Purchase Agreement, or by TAVIX to satisfy any regulatory requirements applicable to registered investment companies in the United States; (ii) to any party’s officers, directors, partners, advisors and employees who require such information for the purpose of consummating the transactions contemplated by this Agreement; (iii) in the Preliminary Prospectus and Prospectus; or (iv) as may otherwise be required by Law or the rules of the TSX, it being acknowledged that a copy of this Agreement will be required to be filed on SEDAR and EDGAR.

8.2
Public Announcement.  Catalyst will make a public announcement regarding this Agreement (in a form satisfactory to TAVIX, acting reasonably) contemporaneously with (or that shall be included within) the public announcement to be made by Catalyst regarding the Snowflake Acquisition and/or the Rights Offering.

ARTICLE 9

TERMINATION

9.1
Termination by Catalyst.  Subject to Section 9.3, if Catalyst, at any time and in its sole discretion, decides not to proceed with the Rights Offering it shall be entitled, by giving written notice to TAVIX, to terminate and cancel this Agreement.

9.2
Termination by TAVIX.  Subject to Section 9.3, TAVIX shall be entitled, by giving written notice to Catalyst at any time prior to the time at which it is required to subscribe for Subscription Receipts hereunder, to terminate and cancel, without any liability on its part, its obligations under this Agreement, if the Standby Purchase Agreement is terminated by Catalyst or either of the Standby Purchasers..

The rights of termination contained in this Section 9.2 may be exercised by TAVIX and, subject to Section 9.3, are in addition to any other rights or remedies that TAVIX may have in respect of any default, act or failure to act of Catalyst in respect of any matters contemplated by this Agreement.

9.3
Notwithstanding any other provision hereof, should Catalyst or TAVIX validly terminate this Agreement pursuant to, and in accordance with, this Article 9, the obligations of Catalyst and TAVIX under this Agreement shall terminate and there shall be no further liability on the part of TAVIX to Catalyst or on the part of Catalyst to TAVIX hereunder (except for any liability of either party that exists at such time or that may arise thereafter pursuant to Section 12.1 hereof).

ARTICLE 10

OMITTED

ARTICLE 11

NOTICE

11.1
Notice.  Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be personally delivered or sent by facsimile transmission or other means of electronic transmission as set forth below, or to such other address, facsimile number or person as may be designated by notice.

(a)	In the case of Catalyst:

Catalyst Paper Corporation
2nd Floor, 3600 Lysander Lane
Richmond, British Columbia
V7B 1C3

Attention:  Chief Financial Officer
Fax:	(604) 247-4145

With copies (which shall not constitute notice) to:

Blake, Cassels & Graydon LLP
Suite 2600, Three Bentall Centre
595 Burrad Street, P.O. Box 49314
Vancouver, British Columbia
V7X 1L3  Canada

Attention:  Peter C. Kalbfleisch
Fax:	(604) 631-3309

and

Fried Frank
One New York Plaza
New York, New York 10004

Attention:  Jeffrey Bagner
Fax:	(212) 859-4000

(b)	In the case of TAVIX:

Third Avenue International Value Fund
622 Third Avenue, 32nd floor
New York, NY 10017

Attention:  General Counsel
Fax:	(212) 735-0003

With a copy (which shall not constitute notice) to:

Torys LLP
79 Wellington Street, Suite 3000
Box 270, TD Center
Toronto, Ontario
M5K 1N2

Attention:  Philip D.A. Symmonds
Fax:	(416) 865-7380

11.2
Receipt of Notice. Notice shall be deemed to be given on the day of actual delivery or the day of facsimile transmission or other means of electronic transmission, as the case may be, or if not a Business Day, on the next Business Day.

ARTICLE 12

MISCELLANEOUS

12.1
Expenses.  Catalyst will be responsible for all expenses related to the Rights Offering, whether or not it is completed, including, without limitation, all fees and disbursements of its legal counsel, fees and disbursements of its accountants and auditors, all expenses related to roadshows and marketing activities and any marketing documents or materials (including, without limitation, slide presentations and videos, if any), printing costs, translation fees and filing fees.  In addition, Catalyst shall reimburse TAVIX for all  reasonable fees and disbursements of its U.S. and Canadian legal counsel and for other reasonable out-of-pocket expenses incurred by TAVIX in connection with the underlying commitment letter of TAVIX relating to, and for the preparation, negotiation, execution and effectuation of, this Agreement.

12.2
Further Assurances.  The parties hereto agree to do all such things and take all such actions as may be necessary or desirable to give full force and effect to the matters contemplated by this Agreement.

12.3	Assignment. This Agreement may not be assigned by any party hereto, by operation of law or otherwise, without the prior written consent of the other party hereto.

12.4	Enurement. This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns.

12.5
Waiver.  The failure by a party hereto to insist in any one or more instances upon the strict performance of any one of the covenants or rights contained herein shall not be construed as a waiver or relinquishment of such covenant. No waiver by either party hereto of any such covenant or right shall be deemed to have been made unless expressed in writing and signed by the party against which enforcement of such waiver is sought.

12.6
Amendments.  No term or provision hereof may be amended, discharged or terminated except by an instrument in writing signed by the party against which the enforcement of the amendment, discharge or termination is sought.

12.7
Counterparts.  This Agreement may be signed in one or more counterparts, each of which once signed shall be deemed to be an original. All such counterparts together shall constitute one and the same instrument. Notwithstanding the date of execution of any counterpart, each counterpart shall be deemed to bear the effective date first written above. This Agreement, any and all agreements and instruments executed and delivered in accordance herewith, along with any amendments hereto or thereto, to the extent signed and delivered by means of a facsimile machine or other means of electronic transmission, shall be treated in all manner and respects and for all purposes as an original signature, agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person.

12.8	Time. Time shall be of the essence of this Agreement.

12.9
Entire Agreement.  This Agreement and any other agreements and other documents referred to herein and delivered in connection herewith, constitute the entire agreement between the parties hereto pertaining to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, between the parties with respect to the subject matter hereof.

12.10
Language.  The parties hereby confirm their express wish that this document and all documents and agreements directly or indirectly related thereto be drawn up in English. Les parties aux présentes reconnaissent qu’à leur demande le présent document ainsi que tous les documents et conventions qui s’y rattachent directement ou indirectement sont rédigés en langue anglaise.

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be duly executed and delivered by their authorized officers as of the date first written above.

CATALYST PAPER CORPORATION
Per:	“Richard Garneau”
Name: Title:

THIRD AVENUE TRUST, on behalf of THIRD AVENUE INTERNATIONAL VALUE FUND
Per:	“Vincent J. Dugan”
Name: Title:

ANNEX A

Explaining the Operation of Section 2.2 of the Agreement

For purposes of clarification, if the basic or pro rata share of TAVIX of the Rights Offering amount were to be $25,000,000, such that its oversubscription obligation pursuant to this Agreement were to be an additional $37,500,000 ($62,500,000 - $25,000,000 = $37,500,000), then before being obligated to subscribe or tender payment for such additional amount:

(i)
TAVIX will be advised by Catalyst on the Last Day whether the Rights Offering is fully subscribed, oversubscribed, or undersubscribed.  If as of the Last Day Catalyst’s notice to TAVIX indicates that the Rights Offering is undersubscribed, Catalyst will report in writing to TAVIX the extent (in Canadian dollars) to which the Rights Offering is not fully subscribed (the “Aggregate Undersubscription”).  If the Rights Offering is fully subscribed or oversubscribed before the inclusion of any oversubscription offer that TAVIX might make, TAVIX shall be released from any specific oversubscription obligation hereunder and shall be free to offer to purchase none or any additional amount of Subscription Receipts in the Rights Offering.  If an Aggregate Undersubscription exists on the Last Day, and such Aggregate Undersubscription equals or exceeds the difference between TAVIX’s pro rata subscription obligation and $62,500,000 (the “Oversubscription Obligation”) ($37,500,000 in this example), TAVIX will be obligated hereunder to subscribe for additional Subscription Rights equal to the full amount of such Oversubscription Obligation.  In the event that the Aggregate Undersubscription is less than the Oversubscription Obligation, TAVIX will subscribe for additional Subscription Rights equal to the full amount of the Aggregate Undersubscription.  Thus, in all instances where an Aggregate Undersubscription exists on the Last day, TAVIX will subscribe for the lesser of the Aggregate Undersubscription or the Oversubscription Obligation, further adjusted as described in item (ii) below.

(ii)
Without regard to any reduction effected by application of item (i) above, TAVIX shall be permitted to reduce the amount of its Oversubscription Obligation by the aggregate dollar amount of Subscription Receipts subscribed for by Other TAM Clients.

Thus, in this example, if the Aggregate Undersubscription on the Last Day were $40,000,000 (exceeding this example’s $37,500,000 Oversubscription Obligation of TAVIX), and none of the Other TAM Clients offered to purchase Subscription Receipts, TAVIX would be required to subscribe and pay for the entire Oversubscription Obligation.  If, however, Other TAM Clients subscribed and paid for an aggregate of $10,000,000 of Subscription Receipts, the Oversubscription Obligation of TAVIX would be reduced by such $10,000,000, and TAVIX would be required to subscribe for an aggregate of $27,500,000 of additional Subscription Receipts ($62,500,000 - $25,000,000 = $37,500,000 - $10,000,000 = $27,500,000).

 In this example, if the Aggregate Undersubscription on the Last Day were $20,000,000 (less than this example’s $37,500,000 Oversubscription Obligation), and no other TAM Client offered to purchase Subscription Receipts, TAVIX would be required to subscribe and pay for the entire Aggregate Undersubscription (the lesser of the Oversubscription Amount or the Aggregate Undersubscription).  If, however, Other TAM Clients subscribed and paid for an aggregate of $10,000,000 of Subscription Receipts, the Oversubscription Obligation of TAVIX would be reduced by such $10,000,000, and TAVIX would be required to subscribe for an aggregate of $10,000,000 of additional Subscription Receipts over its pro rata share ($62,500,000 - $25,000,000 = $37,500,000; $20,000,000 < $37,500,000; $20,000,000 - $10,000,000 = $10,000,000).

ANNEX B

Registration Rights Agreement

Summary of Terms

TAVIX:	Third Avenue Trust, on behalf of Third Avenue International Value Fund
Company:	Catalyst Paper Corporation
Registrable Securities:
Common Shares of the Company held by TAVIX (and, if and to the extent required under US securities law, the Common Shares of the Company held by Other TAM Clients (as defined in the Oversubscription Agreement by and between TAVIX and the Company)) immediately after the closing of the Snowflake Acquisition, including all shares acquired in the Rights Offering as well as all shares owned prior thereto.

Demand Registration:
Subject to satisfying the Minimum Required Securities requirement set forth below, TAVIX shall have the right to require the Company to facilitate an underwritten offering of the Company’s Common Shares pursuant to a short form Canadian prospectus and a US Securities Act registration statement under an applicable MJDS form; provided, however, if at the time of any demand for registration and for any reason the Company is ineligible (or declines) to utilize such a short form Canadian prospectus and a US Securities Act registration statement under an applicable MJDS form, the Company shall effect registration of such Common Shares in the US on such form or forms as shall be available to enable TAVIX and the Other TAM Clients to sell such Common Shares in compliance with US Securities Laws.  TAVIX will participate, at least to some meaningful degree, in any Demand Registration made hereunder if Other TAM Clients also will be selling Common Shares of the Company pursuant to such a registration.

Number of Demand Registrations:
TAVIX shall be entitled to a total of 6 Demand Registrations; provided that the Company shall not be required to file any prospectus or registration statement within 6 months of the effective date of any other prospectus, registration statement or the closing of the Snowflake Acquisition.

Minimum Required Securities:
The right to require a Demand Registration shall be subject to satisfying the lesser of the following limitation:
▪ at least 20%. of the Common Shares held by TAVIX and the Other TAM Clients at the time of the closing of the Snowflake Acquisition are covered by the Demand Registration; or
▪ the Common Shares covered by the Demand Registration have an aggregate market price at the time of the demand of at least C$20 million.

Piggy-Back Registration:
If the Company proposes to file a registration statement with respect to an underwritten offering of its Common Shares, for its own account or for the account of any holder of the Common Shares, the Company will give written notice of the proposed filing to TAVIX.  TAVIX shall have the option to participate in that offering on the same terms.

Number of Piggy-Back Registrations:	TAVIX shall be entitled to unlimited Piggy-Back Registrations.
Underwriter’s Cutback:
If the lead underwriter of the offering informs the Company in good faith and in writing that the success of the offering could be materially and adversely affected by the inclusion of all the shares required to be included, then the Company may reduce the number of Common Shares proposed to be offered by TAVIX (and, if applicable, by the Other TAM Clients) and any other shareholder exercising such rights on a pro-rata basis.

Cost:
All offerings covered by the Registration Rights Agreement will be at the expense of the Company, including the reasonable fees and expenses of TAVIX’s legal and other advisors), except that the underwriting commissions relating to TAVIX’s (and, if applicable, the Other TAM Clients’) Common Shares shall be borne by TAVIX (and, if applicable, by such Other TAM Clients), by netting from the proceeds of the sale of such Common Shares any underwriting commissions before payment of the net proceeds to the selling shareholder(s).  The Company shall not be obligated to reimburse TAVIX (and, if applicable, the Other TAM Clients) for the reasonable fees and expenses of more than one U.S. and one Canadian law firm in connection with any of the activities arising under or related to the Registration Rights Agreement.

Indemnification:
If TAVIX participates in an offering (a) it will indemnify the Company for any liability arising from material mis-statements or omissions in any information provided in writing by TAVIX for inclusion in the prospectus and/or registration statement, and (b) the Company will indemnify TAVIX for any liability arising from material misstatements or omissions in the prospectus and/or registration statement, other than with respect to information by TAVIX.

Termination:
TAVIX’s right to Demand Registrations or Piggy-Back Rights will terminate upon the earlier of (a) ten (10) years after the closing of the Snowflake Acquisition, (b) TAVIX no longer being an affiliate of the Company, and (c) all the Common Shares held by TAVIX being able to sold under Rule 144 of the US Securities Act within any 3 month period.

Blackout Periods:	Customary blackout periods for material events and similar situations.